Exhibit 99.3

2014 FIRST QUARTER RESULTS

CNH INDUSTRIAL FIRST QUARTER REVENUES OF $7.5 BILLION,

NET INCOME OF $101 MILLION

FINANCIAL RESULTS UNDER U.S. GAAP(*) (**)

•	First quarter revenues totaled $7.5 billion, in line with Q1 2013. Net sales of Industrial Activities at $7.2 billion decreased 0.6% vs Q1 2013 (+1.3% on a constant currency basis).

•	Operating profit of Industrial Activities for the quarter was $412 million, down 2.1% against Q1 2013, with operating margin at 5.7%.

•	Net income was $101 million, or $0.07 per share. Net income before restructuring and other exceptional items was $177 million, or $0.13 per share, down $8 million against Q1 2013.

•

Net industrial debt was $4.0 billion at March 31, 2014 ($2.2 billion at December 31, 2013). Available liquidity totaled $8.1 billion ($8.7 billion at December 31, 2013), after the issuance of a €1 billion bond, due March 2019, with an annual fixed rate of 2.75%.

•	CNH Industrial is releasing today its 2014-2018 Business Plan.

(*)

Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with U.S. GAAP, CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under IFRS for European listing purposes and Dutch law requirements. Financial statements under both sets of accounting principles use U.S. dollar as the reporting currency. In addition, as disclosed in the Form 20-F, CNH Industrial has expanded its reportable segments from three (Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain) to five (Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services). The following tables and comments on the financial results of the Company and by segments are prepared in accordance with U.S. GAAP. Financial results under IFRS are shown in a subsequent section of this press release; prior period results under IFRS, prepared in euro, have been consistently recast into U.S. dollars. A summary outlining the Company’s transition to U.S. GAAP and U.S. dollar as the reporting currency is available on the Company’s website, www.cnhindustrial.com.

(**)	Refer to the Non-GAAP Financial Information section of this press release for information regarding Non-GAAP financial measures.

CNH INDUSTRIAL Summary Income Statement - 1st Quarter
($ million)	2014	2013	Change
Revenues	7,540	7,551	-0.1%
Net income	101	151	-50
Net income before restructuring and other exceptional items	177	185	-8
Net income attributable to CNH Industrial N.V.	100	111	-11
Basic EPS ($)	0.07	0.09	-0.02
Basic EPS before restructuring and other exceptional items ($)	0.13	0.12	0.01
Diluted EPS ($)	0.07	0.09	-0.02

CNH INDUSTRIAL Income Statement Data of Industrial Activities(1) - 1st Quarter
($ million)	2014	2013	Change
Net sales of Industrial Activities	7,213	7,257	-0.6%
Operating profit of Industrial Activities (2)	412	421	-9
Operating margin of Industrial Activities (%)	5.7	5.8	-0.1 p.p.

(1)  Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as corporate functions.

(2)  Operating profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses.

CNH Industrial N.V. Corporate Office: Cranes Farm Road Basildon, Essex, SS14 3AD United Kingdom

2014 FIRST QUARTER RESULTS

Basildon (UK) – (May 8, 2014) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $7,540 million for the first quarter 2014, in line with Q1 2013. Net sales of Industrial Activities were $7,213 million in Q1 2014, a 0.6% decrease compared to the prior year (+1.3% on a constant currency basis). Net of a 1.9% negative impact of currency translation, net sales increased in Construction Equipment and Powertrain, offsetting reduced net sales for Agricultural Equipment, primarily in LATAM. Net sales for Commercial Vehicles were substantially flat compared to Q1 2013.

CNH INDUSTRIAL
Revenues and Operating profit/(Loss) by Segment – 1st Quarter
Revenues					Operating profit/(Loss) (1)
	2014	2013	% change	($ million)	2014	2013	Change
	3,706	3,944	-6.0	Agricultural Equipment	464	468	-4
	774	754	2.7	Construction Equipment	3	(26)	29
	2,308	2,321	-0.6	Commercial Vehicles	(70)	(28)	-42
	1,201	974	23.3	Powertrain	34	14	20
	(776)	(736)	-	Eliminations and other	(19)	(7)	-12
	7,213	7,257	-0.6	Total of Industrial Activities	412	421	-9
	440	417	5.5	Financial Services	134	141	-7
	(113)	(123)	-	Eliminations and other	(80)	(80)	-
	7,540	7,551	-0.1	Total	466	482	-16
(1)

Operating profit for Industrial Activities segments is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating profit of Financial Services segment is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

Operating profit of Industrial Activities was $412 million in Q1 2014, a 2.1% decrease compared to Q1 2013 (+3.3% on a constant currency basis) with an operating margin for the first quarter of 5.7%. Operating profit increases in Construction Equipment and Powertrain, together with margin improvements in Agricultural Equipment, were more than offset by the negative effects of challenging operating conditions in LATAM affecting Commercial Vehicles mainly due to a significant decline in demand in Brazil and in manufacturing activities in Venezuela, as well as by a 5.3% negative currency translation impact.

CNH INDUSTRIAL
Reconciliation of Operating Profit to Net Income
($ million)	1st Quarter 2014	1st Quarter 2013
Total Operating Profit	466	482
Restructuring expenses	12	9
Interest expenses of Industrial Activities, net of interest income and eliminations	141	112
Other, net	(94)	(97)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	219	264
Income taxes	143	138
Equity in income of unconsolidated subsidiaries and affiliates	25	25
Net income	101	151

2014 FIRST QUARTER RESULTS

Interest expense, net totaled $141 million for the quarter, $29 million higher than Q1 2013 primarily due to an increase in average net industrial debt, mainly due to working capital build-up to support expected increase in seasonal activity in Q2.

Other, net was a charge of $94 million for the quarter ($97 million for Q1 2013). In Q1 2014 Other, net included a pre-tax charge of $64 million due to the re-measurement of Venezuelan assets denominated in Bolivares following the changes in Venezuela’s exchange rate mechanism. In Q1 2013, Other, net included a pre-tax charge of $41 million related to the dissolution of the Financial Services joint venture with the Barclays group.

Income taxes totaled $143 million, representing an effective tax rate of 65.3% for the quarter. The significant increase over the 52.3% Q1 2013 effective tax rate is mainly due to the exceptional pre-tax charge relating to the re-measurement of Venezuelan assets, for which no corresponding tax impact has been book benefited. Excluding this item, the effective tax rate for the quarter was 50.5%, higher than the Company’s 2014 forecast range of 40% to 44% due to not book benefiting losses in certain jurisdictions.

Equity in income of unconsolidated subsidiaries and affiliates totaled $25 million for the quarter, in line with Q1 2013.

Net income of Financial Services was $86 million for the quarter ($59 million for Q1 2013). Q1 2013 was affected by the negative impact of $25 million, net of taxes, related to the dissolution of the joint venture with Barclays group.

Consolidated net income was $101 million for the quarter ($151 million for Q1 2013), or $0.07 per share ($0.09 for Q1 2013). Net income before restructuring and other exceptional items was $177 million for the quarter ($185 million in Q1 2013).

Net industrial debt of $4.0 billion at March 31, 2014 was $1.8 billion higher than at December 31, 2013. Net industrial cash flow absorption reflected the expected seasonal increase in working capital (mainly in Agricultural Equipment after de-stocking in Q4 2013).

Available liquidity of $8.1 billion, inclusive of $2.3 billion in undrawn committed facilities, decreased $0.6 billion during the first quarter mainly due to the anticipated seasonal increase in working capital, partially offset by a €1 billion bond ($1.4 billion equivalent) issued in March 2014 by CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V. The notes were issued under the Global Medium Term Note Programme guaranteed by CNH Industrial N.V. at an annual fixed rate of 2.75% and are due March 2019.

2014-2018 Business Plan and 2014 US GAAP Guidance

CNH Industrial is setting its 2014 U.S. GAAP guidance consistent with the 5-year plan financial projections that will be presented at today’s Investor Day.

2014 FIRST QUARTER RESULTS

CNH INDUSTRIAL
Key Balance Sheet data
($ million)	03.31.2014	12.31.2013
Total assets	54,698	53,843
Total equity	5,081	4,955
Equity attributable to CNH Industrial N.V.	5,028	4,901

CNH INDUSTRIAL
Net debt
($ million)	03.31.2014	12.31.2013
Total debt (1)	(31,296)	(29,866)
- Asset-backed financing	(14,576)	(14,712)
- Other debt	(16,720)	(15,154)
Derivative hedging debt	44	44
Cash and cash equivalents	5,028	5,567
Restricted cash	841	922
Net debt	(25,383)	(23,333)
Industrial Activities	(4,024)	(2,214)
Financial Services	(21,359)	(21,119)

Cash, cash equivalents and restricted cash	5,869	6,489
Undrawn committed facilities	2,261	2,224
Available liquidity	8,130	8,713
(1) Inclusive of adjustments to fair value hedges.

CNH INDUSTRIAL
Change in Net Industrial Debt
($ million)	1st Quarter 2014	1st Quarter 2013
Net industrial (debt)/cash at beginning of period	(2,214)	(1,961)
Net income	101	151
Amortization and depreciation (*)	175	172
Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating lease	63	11
Change in working capital	(2,011)	(1,509)
Investments in property, plant and equipment, and intangible assets (*)	(142)	(184)
Other changes	20	28
Net industrial cash flow	(1,794)	(1,331)
Capital increases and dividends	1	-
Currency translation differences	(17)	95
Change in Net industrial debt	(1,810)	(1,236)
Net industrial (debt)/cash at end of period	(4,024)	(3,197)
(*) Excluding assets sold under buy-back commitments and assets under operating lease.

2014 FIRST QUARTER RESULTS

Agricultural Equipment

AGRICULTURAL EQUIPMENT
Net sales & Operating profit/(loss) – 1st Quarter
($ million)	2014	2013	Change
Net sales	3,706	3,944	-6.0%
Operating profit	464	468	-4
Operating margin (%)	12.5	11.9	0.6 p.p.

Net sales for Agricultural Equipment were $3,706 million for the quarter, down 6.0% from Q1 2013 (-3.9% on a constant currency basis), mainly as a result of decreased volumes primarily in LATAM and APAC and less favourable product mix. The geographic distribution of net sales for the period was 48% NAFTA, 31% EMEA, 11% LATAM and 10% APAC.

Worldwide Agricultural Equipment market share was lower for tractors and combines, mainly due to the expected timing impact from the transition to Tier 4B final emission regulations in major markets.

The Company’s worldwide production of Agricultural Equipment was 27% above retail sales for the quarter, consistent with past years as the Company increases inventory in the first quarter in anticipation of the spring and summer selling seasons.

Agricultural Equipment operating profit was $464 million for the quarter ($468 million in Q1 2013). Operating margin was 0.6 p.p. higher at 12.5%, with net price realization and improved industrial performance offsetting negative volume and mix.

Construction Equipment

CONSTRUCTION EQUIPMENT
Net sales & Operating profit/(loss) – 1st Quarter
($ million)	2014	2013	Change
Net sales	774	754	2.7%
Operating profit/(loss)	3	(26)	29
Operating margin (%)	0.4	(3.4)	3.8 p.p.

Net sales for Construction Equipment were $774 million for the quarter, up 2.7% (+8.1% on a constant currency basis), as industry unit demand increased in every region except LATAM, with light equipment up 6% and heavy up 9% worldwide. The geographic distribution of net sales for the period was 38% NAFTA, 20% EMEA, 31% LATAM and 11% APAC.

Worldwide Construction Equipment share was largely unchanged for the period.

Worldwide Construction Equipment production levels were 5% above retail sales, in line with the recovery in most major markets except for LATAM.

2014 FIRST QUARTER RESULTS

Construction Equipment reported operating profit of $3 million compared to a $26 million loss for Q1 2013, as a result of favorable volume and mix mainly in heavy equipment, as well as positive price realization and positive contribution from containment actions on structural costs.

On April 28, 2014, the Company announced that it intends to enter into a new licensing agreement with Sumitomo (S.H.I.) Construction Machinery Co. Ltd., a wholly owned subsidiary of Sumitomo Heavy Industries, Ltd. Under this new technology license and component supply agreement, CNH Industrial will manufacture Sumitomo designed crawler excavators (models ranging from 13 to 35 tonnes) at designated plants within its manufacturing network. Start of production of the new localized models is planned for mid-2016. This agreement also extends the existing Global Product Supply agreement between CNH Industrial and Sumitomo (S.H.I.) Construction Machinery for the sourcing of excavators manufactured in Sumitomo plants. Since 1992, Sumitomo has been a supplier to the CNH Industrial global distribution network of excavators ranging from 7 to 80 tonnes. This next step will further strengthen the partnership between the two companies.

Commercial Vehicles

COMMERCIAL VEHICLES Net sales & Operating profit/(loss) - 1st Quarter
($ million)	2014	2013	Change
Net sales	2,308	2,321	-0.6%
Operating profit/(loss)	(70)	(28)	-42
Operating margin (%)	(3.0)	(1.2)	-1.8 p.p.

Commercial Vehicles posted first quarter net sales of $2,308 million, down 0.6% from the prior year (+0.3% on a constant currency basis), as positive performance in truck and bus in EMEA and APAC was offset by a significant decline in demand in Brazil, in manufacturing activities in Venezuela and by unfavorable calendarization of activity in parts and specialty vehicles.

A total of 27,752 vehicles (including buses and specialty vehicles) were delivered, representing a 2% increase over Q1 2013. Volumes were higher in the light (+6.1%) and the heavy (+3.7%) vehicle segments, while in the medium segment volumes were down 6.5%. Commercial Vehicles deliveries increased 9% in EMEA and 24% in APAC, while LATAM was down 28%.

The European truck market (GVW ≥3.5 tons) was up 8.1% over Q1 2013 to approximately 156,100 units. Light vehicles (GVW 3.5-6 tons) increased 7.8%, while medium vehicles (GVW 6.1-15.9 tons) posted a decline of 6.9%; the heavy vehicles market (GVW >16 tons) increased 12.3% mainly due to the end of Euro V registrations allowed in 2014 in almost all countries. With the completion of the Euro V registrations, we expect heavy vehicle market growth to slow.

The Company’s first quarter share of the European truck market (GVW ≥3.5 tons) was estimated flat at 11.3%, despite a negative market mix. In the light vehicle market, share declined by 0.6 p.p. to 10.7% largely as a result of the phase out in anticipation of the launch of the new Daily which is scheduled to begin shipments in June. In the medium vehicles market the Company achieved market leadership in Europe, with an increase of 3.8 p.p. up to a share of 31.5%. The heavy vehicle market share was up to 8.2%, with a growth of 1.0 p.p.

2014 FIRST QUARTER RESULTS

In LATAM, new truck registrations (GVW ≥3.5 tons) were down 11.6% compared with Q1 2013 to 43,500 units. The market decline affected all ranges and was due to the negative cycle affecting the medium and heavy market in Brazil and the instability in Venezuela. Argentina was the only market with a positive trend (+2.0%).

The Company’s share of the LATAM market (GVW ≥3.5 tons) was up 1.7 p.p. over Q1 2013 to 11.9%.

In APAC registrations were down 2.2%, while market share increased 0.4 p.p. compared with Q1 2013.

In EMEA, dealer inventories of new vehicles remained stable compared to year-end 2013, representing coverage of approximately 3 months of expected activity.

Commercial Vehicles closed the first quarter with an operating loss of $70 million compared with a loss of $28 million for Q1 2013, as a result of negative market mix related to a significant slowdown of activity in LATAM affecting volume and manufacturing operations, and transitional costs with the launch of the new Daily and Euro VI bus product line-up. In addition, price realization under-recovered negative foreign exchange impacts in emerging market currencies (mainly in Brazil, Turkey and Russia). EMEA performance in truck and bus was flat compared with Q1 2013, notwithstanding a slow Q1 2014 after the strong finish last year due to the pre-buy in advance of Euro VI introduction.

In April 2014, Commercial Vehicles announced it was temporarily suspending its manufacturing operations in Venezuela, effectively immediately, due to the continuing currency crisis which has caused difficulties for Venezuelan industry in the importation of key components and materials.

Powertrain

POWERTRAIN Net sales & Operating profit/(loss) – 1st Quarter
($ million)	2014	2013	Change
Net sales	1,201	974	23.3%
Operating profit	34	14	20
Operating margin (%)	2.8	1.4	1.4 p.p.

Powertrain reported first quarter net sales of $1,201 million, an increase of 23.3% over Q1 2013 (+19.7% on a constant currency basis) primarily attributable to higher volumes. Sales to external customers accounted for 37% of total net sales (31% in the same period in 2013).

During the quarter, Powertrain sold a total of 157,370 engines, an increase of 28% year-over-year. By major customer, 27% of engines were supplied to Agricultural Equipment, 25% to Commercial Vehicles, 4% to Construction Equipment and the remaining 44% to external customers. Additionally, Powertrain delivered 17,276 transmissions and 40,136 axles, an increase of 10% and 6%, respectively, over the same period in 2013.

Powertrain closed the first quarter with an operating profit of $34 million, up $20 million from the same period in 2013, with an operating margin of 2.8% (1.4% for Q1 2013). The improvement was mainly due to the increase in volumes and related industrial efficiencies.

2014 FIRST QUARTER RESULTS

Financial Services

FINANCIAL SERVICES Revenues & Net income/(loss) – 1st Quarter
($ million)	2014	2013	Change
Revenues	440	417	5.5%
Net income	86	59	27

Financial Services reported first quarter revenues of $440 million, an increase of 5.5% compared to Q1 2013, primarily driven by the increase in the average value of the portfolio.

Financial Services reported net income of $86 million, up $27 million over the same period in 2013, mainly driven by a higher average portfolio value offset by SG&A increases associated with new activities launched in EMEA and LATAM to support Commercial Vehicles. Further, Q1 2013 results were negatively affected by the dissolution cost, net of taxes, of $25 million related to the joint venture with the Barclays group.

Retail loan originations in the quarter were $2.3 billion, down $156 million compared to Q1 2013, due mostly to the decline in Agricultural Equipment sales. The managed portfolio (including joint ventures) of $27.8 billion (of which Retail was 65% and Wholesale 35%) was up $0.9 billion compared to December 31, 2013 (of which Retail was up $0.6 billion and Wholesale was up $0.3 billion).

2014 FIRST QUARTER RESULTS

FINANCIAL RESULTS UNDER IFRS (*)

(*)

Refer to the Non-GAAP Financial Information section of this press release for information regarding Non-GAAP financial  measures. Prior period results prepared in euro have been consistently recast into U.S. dollar.

CNH INDUSTRIAL Summary Income Statement under IFRS – 1st Quarter
($ million)	2014	2013	Change
Consolidated net revenues	7,644	7,658	-0.2%
Consolidated trading profit	510	538	-28
Trading margin (%)	6.7	7.0	-0.3 p.p.
Profit before taxes	291	364	-73
Profit	146	226	-80
Profit attributable to CNH Industrial N.V.	145	182	-37
Basic EPS ($)	0.11	0.15	-0.04
Diluted EPS ($)	0.11	0.15	-0.04

On an IFRS basis, CNH Industrial posted revenues of $7,644 million for the first quarter 2014, a decrease of 0.2% from the same quarter in 2013 (+1.7% on a constant currency basis).

Consolidated trading profit was $510 million for the first quarter, down $28 million or -5.2% from Q1 2013 (-1.1% on a constant currency basis). Trading margin for the first quarter decreased 0.3 p.p. to 6.7%. Agricultural Equipment trading profit was $442 million ($446 million in Q1 2013), with a trading margin of 11.9% (11.3% in Q1 2013). Construction Equipment reported a trading profit of $1 million ($28 million loss in Q1 2013). Commercial Vehicles closed the first quarter with a trading loss of $74 million (trading loss of $23 million for Q1 2013). Powertrain closed the first quarter with a trading profit of $30 million, compared with $15 million for the same period in 2013, with a trading margin of 2.5% (1.5% for Q1 2013). Financial Services reported a trading profit of $130 million, down $5 million over the same period in 2013.

Profit before taxes totaled $291 million ($364 million for Q1 2013), down $73 million mainly reflecting the $28 million reduction in trading profit, as well as higher net financial expense which totaled $215 million for the quarter (inclusive of the $64 million pre-tax charge for the re-measurement of Venezuelan assets), compared with $149 million for the same period in 2013: excluding this exceptional charge, net financial expenses totaled $151 million, in line with Q1 2013, as increased financial expenses deriving from higher average net industrial debt were offset by lower foreign exchange losses. Result from investments totaled $26 million, in line with Q1 2013.

Income taxes for the first quarter totaled $145 million ($138 million for Q1 2013), representing an effective tax rate of 49.8% for the quarter. The significant increase over the 37.9% Q1 2013 effective tax rate is mainly due to the exceptional charge relating to Venezuela, for which no corresponding tax impact can be recorded. Excluding this item, the effective tax rate was 40.8%, higher than the Company’s 2014 forecast range of 36% to 40% due to not book benefiting losses in certain jurisdictions.

Consolidated net profit was $146 million, or $0.11 per share, compared with $226 million, or $0.15 per share for Q1 2013.

2014 FIRST QUARTER RESULTS

Net industrial debt of $4.0 billion at March 31, 2014 was $1.8 billion higher than at December 31, 2013, the same as under US GAAP.

CNH INDUSTRIAL
Revenues and Trading profit/(loss) by Segment under IFRS – 1st Quarter
Net revenues				Trading profit/(Loss)
2014	2013	% change	($ million)	2014	2013	Change
3,706	3,944	-6.0	Agricultural Equipment	442	446	-4
774	754	2.7	Construction Equipment	1	(28)	29
2,354	2,363	-0.4	Commercial Vehicles	(74)	(23)	-51
1,205	977	23.3	Powertrain	30	15	15
(776)	(736)	-	Eliminations and other	(19)	(7)	-12
7,263	7,302	-0.5	Total of Industrial Activities	380	403	-23
509	491	3.7	Financial Services	130	135	-5
(128)	(135)	-	Eliminations and other	-	-	-
7,644	7,658	-0.2	Total	510	538	-28

CNH INDUSTRIAL
Key Balance Sheet data under IFRS
($ million)	03.31.2014	12.31.2013
Total assets	57,293	56,462
Total equity	7,827	7,662
Equity attributable to CNH Industrial N.V.	7,758	7,591
Net debt	(25,363)	(23,290)
Of which Net industrial debt	(3,977)	(2,195)

2014 FIRST QUARTER RESULTS

The following table reconciles Net income under U.S. GAAP to Profit under IFRS:

CNH INDUSTRIAL
Net income reconciliation – 1st Quarter
($ million)	2014	2013
Net income/(loss) in accordance with U.S. GAAP	101	151
Adjustments to conform with IFRS:
Development costs	60	63
Goodwill and other intangible assets	2	2
Defined benefit plans	4	4
Restructuring provisions	(18)	(1)
Other adjustments	(1)	7
Tax impact on adjustments	(14)	(26)
Deferred tax assets and tax contingencies recognition	12	26
Total adjustments	45	75
Profit in accordance with IFRS	146	226

Sergio Marchionne	Richard Tobin

Chairman	Chief Executive Officer

2014 FIRST QUARTER RESULTS

Appendix - New product announcements during the quarter

Agricultural Equipment

Case IH

•

Case IH launched the True-Tandem 335 vertical tillage (VT) unit at the Commodity Classic trade show in San Antonio, Texas. The new product builds on the heritage of the industry-leading True-Tandem 330 Turbo with added features designed to allow the user more operational control, as well as to reduce maintenance.

•

Case IH received three AE50 awards from the American Society of Agricultural and Biological Engineers (ASABE). The awards annually recognize the top 50 most innovative new agricultural products introduced during the past year. Products receiving awards were the Case IH 4412F folding corn head, the Axial-Flow 230 Series Combines Grain Handling System Capacity, and the new Steiger Rowtrac.

•

Four models of Case IH Puma tractors were launched in LATAM at the Coopavel trade show in Brazil. The four mid-range models offer an excellent balance of size and weight for efficient work and versatility in various conditions for heavier applications.

•

Case IH previewed a new product category in the UK at the LAMMA trade show in January with the introduction of the Case IH Farmlift range of telescopic loaders. Combining compact dimensions, powerful engines and hydraulics with multi-functional capabilities, the six brand new Farmlift models range from the agile Farmlift 525, designed especially for use in low buildings and livestock housing, to the powerful Farmlift 935, which handles high and heavy lifting work with ease. The Farmlift range also appeared at last year’s Agritechnica trade show in Hanover, Germany and the range will officially launch early in the second quarter of 2014.

•

At the 50th annual FIMA Agricola fair which took place in Zaragoza, Spain, Case IH received a Technical Innovation award for the pivoting grain spout on the Axial-Flow® combine. The unloading system on the Axial-Flow® combines has been specially designed to optimize and facilitate unloading operations.

•	At Agrotech in Poland, the Farmall U Pro series was awarded the Gold Medal of Kielce Trade Fair in recognition of its application of modern design and ergonomic solutions.

New Holland Agriculture

•

New Holland had a successful start to 2014 with three FIMA Innovation awards at the Zaragoza show in Spain for the Opti-Grape™ technology on the Braud 9000 grapeharvester range, the Opti-Speed™ variable speed strawwalker technology on the CX7000 and CX8000 Elevation combine range and the SmartTrax™ rubber tracks on the TK4000 tractor series.

•

The American Society for Agricultural and Biological Engineers (ASABE) awarded six prestigious AE50 awards to the ECOBlue™ HI-eSCR technology, the Roll-Belt™ 560 round baler, the Discbine® center-pivot disc mower-conditioners, the Speedrower® self-propelled windrower, the Opti-SpeedTM variable strawwalker speed technology and the SmartTraxTM system with TerraglideTM suspension.

•

In NAFTA, New Holland introduced the BoomerTM Series compact tractors compliant with Tier 4B emissions standards and the upgraded T4.75 PowerStarTM tractor series, the first in North America to feature PM Catalyst (Particulate Matter Catalyst) technology which meets Tier 4B emissions standards. It also benefits from Common Rail technology for lower fuel consumption and improved operating productivity and efficiency.

2014 FIRST QUARTER RESULTS

•

The Company’s Basildon UK plant is celebrating half a century of continuous tractor manufacturing. This important milestone has been commemorated with the production of Golden Jubilee limited editions of the T7.270 Auto CommandTM and T6.160 Auto CommandTM tractors.

•

In LATAM at the Expodireto show, New Holland launched six new models of the T7 tractor series, available with mechanical and semi powershift transmissions; the T7.205 and the TL 75 tractors were named the “Tractor of the Year” in their categories.

•

In Australia and New Zealand, New Holland launched the all-new T5 Electro Command tractor, Roll-Belt™ variable chamber round baler and new DiscBine mower conditioners for large livestock operations, cooperatives, straw, hay and forage contractors. The new T5 Electro Command tractor features a 4 speed powershift transmission and provides maximum versatility to the livestock and dairy customer.

Construction Equipment

Case Construction

•

In NAFTA, Case Construction Equipment previewed new Tier 4 final wheel loaders at ConExpo in March. Each new wheel loader delivers best-in-class horsepower with a 6.7-liter SCR engine that also provides quick throttle response and impressive torque. The new models provide up to a 10% increase in fuel economy over the previous E Series. The brand also previewed the new F Series line of compact wheel loader models, completely redesigned to provide improved maneuverability, versatility and performance and equipped with Tier 4 final engines. Additionally at ConExpo, Case previewed the new Tier 4 interim DV209 and DV210 high frequency asphalt compactor models. They represent the addition of two new models to Case’s high frequency double-drum range, giving road builders more control and versatility to dial compaction performance to match the thickness and required density.

•	In China, the Case CX220 crawler excavator was named among the “Top 50” products by Construction Machinery & Maintenance, the most authoritative equipment magazine in the country.

•

In India, at its facility in Pithampur, Case launched the 851 EX, the most powerful backhoe loader in India. This model completes the new “EX” Series, entirely developed in India, that comprises three models (the 770 EX, 770 EX Magnum and 851 EX) ranging from 76 to 96 hp.

New Holland Construction

•

New Holland Construction presented an upgraded skid steer and compact track loader range compliant with Tier 4 standards. All models equipped with Powertrain 90 hp engines comply with Tier 4 interim emission requirements by using High Pressure Common Rail (HPCR) technology. The new models benefit from increased productivity, improved fuel efficiency, increased up-time through best-in-class serviceability and better operator comfort.

•

New Holland launched the 12D wheel loader in LATAM, focused on the heavy civil construction and rental segments. Six 12D machines are currently available within the test and certification program, and are being used by 12 large contractors in Brazil.

•	In LATAM, New Holland held “Yellow Day” events with crawler excavators, dozers and wheel loaders, offering the possibility to test the equipment and train Brazilian vendors.

2014 FIRST QUARTER RESULTS

Commercial Vehicles

•

In EMEA, Iveco followed the introduction of the Euro VI diesel Stralis with HI-eSCR (High Efficiency SCR) technology with the new Euro VI LNG (liquid natural gas) and CNG (compressed natural gas) Stralis Natural Power in markets across Europe. This medium-to-long range vehicle, which has a range of 750 km, is eco-friendly and cost effective to operate.

•	In LATAM, in March Commercial Vehicles recorded a major milestone with production of the 300,000th vehicle – a Stralis Hi-Way – at the Sete Lagoas plant in Brazil.

•

In APAC, in March Naveco, the Commercial Vehicles JV in China, launched the new wide cab C500 version of the Chaoyue, completing the light truck range, which also includes the narrow cab C100 and the medium cab C300 presented in 2013.

•

In January, Hongyan, a brand of the joint venture SIH (SAIC Iveco Hongyan Commercial Vehicles), received the “Most Satisfying CV Brand 2013 in China” award, which was presented by Commercial Motor World magazine in collaboration with 26 colleges and universities in China.

•

On the sponsorship front, Iveco renewed its partnership with MotoGP, the premier motorcycle racing world championship, and Dorna Sports, the championship’s organizer, as official Truck and Commercial Vehicle Supplier.

•	Iveco is also Technical Sponsor of the new Sky Racing Team VR46, which is competing on a KTM in the current Moto3 World Championship.

•	Finally, Iveco demonstrated the performance and reliability of its trucks once again during Dakar 2014, placing second overall with all four vehicles crossing the finish line in Valparaiso.

Powertrain

•	During the first quarter, Powertrain began production of the Euro VI F1C engine for the new Iveco Daily at the Foggia plant in Italy.

•	At the SFH (SAIC Fiat Powertrain Hongyan) plant in China, production began on the Tier 4B Cursor 9 for Agricultural Equipment’s CCH (Cash Crop High) tractors.

•	At the Bourbon-Lancy plant in France production was started on the Euro VI CNG Cursor 8 engine for the Iveco Stralis.

•

At Middle East Electricity 2014, held in Dubai in February, Powertrain presented its new range of gensets and G-Drives based on the Cursor series engines, which expand its offer of not emissionized products up to 500 kVA.

•

At ConExpo, held in Las Vegas in March, Powertrain launched the new R22 engine designed for construction machinery, together with its new range of latest generation engines. Powertrain also presented its new range of HI-eSCR after-treatment systems, which are extremely flexible in terms of installation.

2014 FIRST QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. is a global leader in the capital goods sector that, through its various businesses, designs, produces and sells agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications. Present in all major markets worldwide, CNH Industrial is focused on expanding its presence in high growth markets, including through new joint ventures. Further information on CNH Industrial and its businesses is available on the corporate website www.cnhindustrial.com.

Additional Information

Today, starting at approximately 2:00 p.m. EDT (8:00 p.m. CET), management will present the 2014 first quarter results to financial analysts and institutional investors during the Investor Day. The presentation and the Q&A following session can be followed live and a recording will be available later on the Company’s website (www.cnhindustrial.com). The supporting document will be made available on the website prior to the presentation.

The Company intends to furnish two interim reports for the quarter ended March 31, 2014, one prepared in accordance with U.S. GAAP and another in accordance with IFRS, before end of May 2014. These interim reports will be available on the Company’s website and included in documents filed with the SEC, the AFM and CONSOB.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the reader’s ability to assess CNH Industrial financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Company operates. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

¡

Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

¡

Trading Profit under IFRS: Trading Profit derived from financial information prepared in accordance with IFRS, is the internal financial measure management uses to assess the performance of operating segments. Trading Profit is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests.

¡

Operating Profit under IFRS: Operating Profit under IFRS is computed starting from Trading Profit under IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

2014 FIRST QUARTER RESULTS

¡	Net income (loss) before restructuring and exceptional items: is defined as Net income (loss), less restructuring charges and exceptional items, after tax.

¡

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

■	Working capital: is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net.

¡

Constant Currency Basis: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Forward-looking statements

Certain statements contained in this earnings release that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the Company’s relations with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2013, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2013, prepared in accordance with IFRS. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Forward-looking

2014 FIRST QUARTER RESULTS

statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-looking statements.

The Company’s outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. SEC, the AFM and CONSOB.

Contacts

Media Inquiries	Investor Relations

Richard Gadeselli	Federico Donati
Tel: +44 1268 292468	Tel: +39 011 00 62756

Maurizio Pignata	Noah Weiss
Tel: +39 011 00 72122	Tel: +1 630 887 3745

e-mail: mediarelations@cnhind.com www.cnhindustrial.com

CNH INDUSTRIAL N.V.

Consolidated Statements of Operations

For The Three Months Ended March 31, 2014 and 2013

(Unaudited)

(U.S. GAAP)

	Three Months Ended March 31,

($ million)	2014	2013

Revenues

Net sales	7,211	7,254

Finance and interest income	329	297

TOTAL REVENUES	7,540	7,551

Costs and Expenses

Cost of goods sold	5,877	5,914

Selling, general and administrative expenses	752	725

Research and development expenses	257	264

Restructuring expenses	12	9

Interest expense	311	272

Other, net	112	103

TOTAL COSTS AND EXPENSES	7,321	7,287

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	219	264

Income taxes	143	138

Equity in income of unconsolidated subsidiaries and affiliates	25	25

NET INCOME	101	151

Net income attributable to noncontrolling interests	1	40

NET INCOME ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	100	111

(in $)

Earnings per share attributable to common shareholders

Basic	0.07	0.09

Diluted	0.07	0.09

These Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2013 included in the Annual Report on Form 20-F. These Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of March 31, 2014 and December 31, 2013

(Unaudited)

(U.S. GAAP)

($ million)	March 31, 2014	December 31, 2013

Cash and cash equivalents	5,028	5,567

Restricted cash	841	922

Trade receivables, net	1,345	1,362

Financing receivables, net	22,148	21,976

Inventories, net	8,552	7,410

Property, plant and equipment, net	7,142	7,090

Investments in unconsolidated subsidiaries and affiliates	616	645

Equipment under operating leases	1,104	1,059

Goodwill	2,499	2,504

Other intangible assets, net	791	810

Deferred tax assets	1,787	1,679

Derivative assets	199	261

Other assets	2,646	2,558

TOTAL ASSETS	54,698	53,843

Debt	31,296	29,866

Trade payables	6,812	7,369

Deferred tax liabilities	496	385

Pension, postretirement and other post-employment benefits	2,452	2,427

Derivative liabilities	123	94

Other liabilities	8,427	8,735

Total liabilities	49,606	48,876

Redeemable noncontrolling interest	11	12

Equity	5,081	4,955

TOTAL EQUITY AND LIABILITIES	54,698	53,843

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2013 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Consolidated Statements of Cash Flows

For The Three Months Ended March 31, 2014 and 2013

(Unaudited)

(U.S. GAAP)

	Three Months Ended March 31,

($ million)	2014	2013

Operating activities:

Net income	101	151

Adjustments to reconcile net income to net cash used in operating activities:

Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	176	173

Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	97	88

Loss (gain) from disposal of assets	2	(2)

Undistributed income of unconsolidated subsidiaries	30	20

Other non cash items	45	53

Changes in operating assets and liabilities:

Provisions	27	44

Deferred income taxes	30	18

Trade and financing receivables related to sales, net	(386)	(861)

Inventories, net	(1,105)	(989)

Trade payables	(559)	150

Other assets and liabilities	(362)	(558)

NET CASH USED IN OPERATING ACTIVITIES	(1,904)	(1,713)

Investing activities:

Net collections of retail receivables	234	66

Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	2	-

Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	128	132

Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(152)	(184)

Expenditures for assets under operating leases and assets sold under buy-back commitments	(318)	(266)

Other	95	332

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(11)	80

Financing activities:

Net increase in debt	1,350	90

Dividends paid	(3)	-

Other	4	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,351	90

Effect of foreign exchange rate changes on cash and cash equivalents	25	(42)

DECREASE IN CASH AND CASH EQUIVALENTS	(539)	(1,585)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,567	5,199

CASH AND CASH EQUIVALENTS, END OF PERIOD	5,028	3,614

These Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2013 included in the Annual Report on Form 20-F. These Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three Months Ended March 31, 2014 and 2013

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services

	Three Months Ended March 31,		Three Months Ended March 31,

($ million)	2014	2013	2014	2013

Revenues

Net sales	7,213	7,257	-	-

Finance and interest income	60	68	440	417

TOTAL REVENUES	7,273	7,325	440	417

Costs and Expenses

Cost of goods sold	5,879	5,917	-	-

Selling, general and administrative expenses	665	655	87	70

Research and development expenses	257	264	-	-

Restructuring expenses	12	9	-	-

Interest expense	195	180	172	166

Interest compensation to Financial Services	86	79	-	-

Other, net	89	53	52	85

TOTAL COSTS AND EXPENSES	7,183	7,157	311	321

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	90	168	129	96

Income taxes	95	100	48	38

Equity in income of unconsolidated subsidiaries and affiliates	21	22	4	3

Result from intersegment Investments	85	61	1	(2)

NET INCOME	101	151	86	59

Net income attributable to noncontrolling interests	1	40	-	10

NET INCOME ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	100	111	86	49

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Condensed Supplemental Balance Sheets

As of March 31, 2014 and December 31, 2013

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services

($ million)	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013

Cash and cash equivalents	4,245	4,010	783	1,557

Restricted cash	-	-	841	922

Trade receivables, net	1,289	1,338	125	88

Financing receivables, net	4,798	5,826	23,481	23,640

Inventories, net	8,476	7,314	76	96

Property, plant and equipment, net	7,137	7,085	5	5

Investments in unconsolidated subsidiaries and affiliates	3,011	3,049	140	129

Equipment under operating leases	30	34	1,074	1,025

Goodwill	2,336	2,340	163	164

Other intangible assets, net	768	796	23	14

Deferred tax assets	1,550	1,437	237	242

Derivative assets	189	254	12	10

Other assets	1,996	1,884	1,026	1,040

TOTAL ASSETS	35,825	35,367	27,986	28,932

Debt	12,980	11,948	24,447	25,408

Trade payables	6,689	7,162	194	273

Deferred tax liabilities	321	225	175	160

Pension, postretirement and other post-employment benefits	2,424	2,419	28	8

Derivative liabilities	105	78	20	19

Other liabilities	8,214	8,568	587	531

Total liabilities	30,733	30,400	25,451	26,399

Redeemable noncontrolling interest	11	12	-	-

Equity	5,081	4,955	2,535	2,533

TOTAL EQUITY AND LIABILITIES	35,825	35,367	27,986	28,932

These Condensed Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Three Months Ended March 31, 2014 and 2013

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services

	Three Months Ended March 31,		Three Months Ended March 31,

($ million)	2014	2013	2014	2013

Operating activities:

Net income	101	151	86	59

Adjustments to reconcile net income to net cash used in operating activities:

Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	175	172	1	1

Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	63	59	34	29

Loss (gain) from disposal of assets	2	(2)	-	-

Undistributed income of unconsolidated subsidiaries	40	(38)	(6)	(1)

Other non cash items	13	35	32	18

Changes in operating assets and liabilities:

Provisions	8	21	19	23

Deferred income taxes	8	15	22	3

Trade and financing receivables related to sales, net	50	(122)	(441)	(751)

Inventories, net	(1,125)	(995)	20	6

Trade payables	(473)	218	(78)	(56)

Other assets and liabilities	(431)	(624)	66	66

NET CASH USED IN OPERATING ACTIVITIES	(1,569)	(1,110)	(245)	(603)

Investing activities:

Net collections of retail receivables	-	-	234	66

Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	2	-	-	-

Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	58	58	70	74

Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(142)	(184)	(10)	-

Expenditures for assets under operating leases and assets sold under buy-back commitments	(163)	(113)	(155)	(153)

Other	698	117	(603)	215

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	453	(122)	(464)	202

Financing activities:

Net increase (decrease) in debt	1,332	202	18	(112)

Dividends paid	(3)	-	(90)	-

Other	4	-	-	-

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,333	202	(72)	(112)

Effect of foreign exchange rate changes on cash and cash equivalents	18	(40)	7	(2)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	235	(1,070)	(774)	(515)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,010	3,890	1,557	1,309

CASH AND CASH EQUIVALENTS, END OF PERIOD	4,245	2,820	783	794

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

(U.S. GAAP)

Net Income and basic EPS before Restructuring and Exceptional Items
	Three Months Ended March 31,
($ million, except per share data)	2014	2013
Net income	101	151
Restructuring expenses, net of tax	12	9
Other exceptional items, net of tax	64	25
Net income before restructuring and other exceptional items	177	185
Net income before restructuring and other exceptional items attributable to CNH Industrial N.V.	176	145
Weighted average shares outstanding (million)	1,353	1,223
Basic EPS before restructuring and exceptional items ($)	0.13	0.12

Industrial Activities Cash Provided (Used) by Working Capital
($ million)	Balance as of December 31, 2013	Effect of Foreign Currency Translation and Non-Cash Transactions	Balance as of March 31, 2014	Cash Provided (Used) by Working Capital
Trade and financing receivables related to sales, net	1,395	(1)	1,344	50
Inventories, net	7,314	37	8,476	(1,125)
Trade payables	7,162	-	6,689	(473)
Other assets and liabilities, net	(777)	(73)	(387)	(463)
Industrial Activities cash provided (used) by working capital	770	(37)	2,744	(2,011)

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	1st Quarter 2014		At December 31, 2013	1st Quarter 2013
	Average	At March 31		Average	At March 31

Euro	0.730	0.725	0.725	0.758	0.781

Pound sterling	0.604	0.601	0.605	0.645	0.660

Swiss franc	0.893	0.884	0.890	0.931	0.952

Polish zloty	3.055	3.026	3.012	3.149	3.265

Brazilian real	2.366	2.268	2.362	1.997	2.007

Argentine peso	7.598	8.002	6.518	5.011	5.120

Turkish lira	2.218	2.154	2.147	1.786	1.813

CNH INDUSTRIAL N.V.

Consolidated Income Statement

For The Three Months Ended March 31, 2014 and 2013

(Unaudited)

(IFRS)

($ million)	1st Quarter 2014	1st Quarter 2013 (*)

Net revenues	7,644	7,658

Cost of sales	6,189	6,197

Selling, general and administrative costs	719	703

Research and development costs	208	201

Other income/(expenses)	(18)	(19)

TRADING PROFIT/(LOSS)	510	538

Gains/(losses) on the disposal of investments	-	-

Restructuring costs	30	10

Other unusual income/(expenses)	-	(41)

OPERATING PROFIT/(LOSS)	480	487

Financial income/(expenses)	(215)	(149)

Result from investments:	26	26

Share of the profit/(loss) of investees accounted for using the equity method	26	25

Other income/(expenses) from investments	-	1

PROFIT/(LOSS) BEFORE TAXES	291	364

Income taxes	145	138

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	146	226

Profit/(loss) from discontinued operations	-	-

PROFIT/(LOSS)	146	226

PROFIT/(LOSS) ATTRIBUTABLE TO:

Owners of the parent	145	182

Non-controlling interests	1	44

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.11	0.15

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.11	0.15

(*) Amounts recast in order to reflect the change in presentation currency from Euro to U.S. dollar.

These Consolidated Income Statements should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2013 included in the EU Annual Report. These Consolidated Income Statements represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Consolidated Statement of Financial Position

As of March 31, 2014 and December 31, 2013

(Unaudited)

(IFRS)

($ million)	March 31, 2014	December 31, 2013 (*)

ASSETS

Intangible assets	6,089	6,046

Property, plant and equipment	7,028	6,967

Investments and other financial assets:	731	758

Investments accounted for using the equity method	646	674

Other investments and financial assets	85	84

Leased assets	1,104	1,059

Defined benefit plan assets	43	44

Deferred tax assets	1,718	1,672

Total Non-current assets	16,713	16,546

Inventories	8,670	7,536

Trade receivables	1,345	1,362

Receivables from financing activities	22,148	21,986

Current tax receivables	322	348

Other current assets	1,998	1,900

Current financial assets:	199	261

Current securities	-	-

Other financial assets	199	261

Cash and cash equivalents	5,869	6,489

Total Current assets	40,551	39,882

Assets held for sale	29	34

TOTAL ASSETS	57,293	56,462

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent	7,758	7,591

Non-controlling interests	69	71

Total Equity	7,827	7,662

Provisions:	6,452	6,528

Employee benefits	2,604	2,713

Other provisions	3,848	3,815

Debt:	31,308	29,946

Asset-backed financing	14,576	14,727

Other debt	16,732	15,219

Other financial liabilities	123	94

Trade payables	6,812	7,369

Current tax payables	215	418

Deferred tax liabilities	340	302

Other current liabilities	4,216	4,143

Liabilities held for sale	-	-

Total Liabilities	49,466	48,800

TOTAL EQUITY AND LIABILITIES	57,293	56,462

(*)	Amounts recast in order to reflect the change in presentation currency from Euro to U.S. dollar.

These Consolidated Statements of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2013 included in the EU Annual Report. These Consolidated Statements of Financial Position represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Consolidated Statement of Cash Flows

For The Three Months Ended March 31, 2014 and 2013

(Unaudited)

(IFRS)

($ million)	1st Quarter 2014	1st Quarter 2013 (*)

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,489	6,084

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE PERIOD:

Profit/(loss)	146	226

Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)	269	246

(Gains)/losses from disposal of non-current assets (net of vehicles sold under buy-back commitments)	1	-

Other non-cash items	12	22

Dividends received	55	44

Change in provisions	(73)	(139)

Change in deferred income taxes	23	9

Change in items due to buy-back commitments (a)	(2)	(12)

Change in operating lease items (b)	(35)	(44)

Change in working capital	(1,896)	(1,170)

TOTAL	(1,500)	(818)

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:

Investments in:

Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)	(305)	(325)

Consolidated subsidiaries and other equity investments	(5)	-

Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	2	-

Net change in receivables from financing activities	(153)	(538)

Change in current securities	-	4

Other changes	5	104

TOTAL	(456)	(755)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Bonds issued	1,370	-

Issuance of other medium-term borrowings	824	1,044

Repayment of other medium-term borrowings	(391)	(780)

Net change in other financial payables and other financial assets/liabilities	(493)	(296)

Capital increase	4	-

Dividends paid	(3)	-

TOTAL	1,311	(32)

Translation exchange differences	25	(45)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(620)	(1,650)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	5,869	4,434

(*)	Amounts recast in order to reflect the change in presentation currency from Euro to U.S. dollar.

(a)

The cash flows generated by the sale of vehicles under buy-back commitments, net of the amounts included in Profit/(loss) for the period, are included under operating activities in a single line item which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.

(b)

Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

These Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2013 included in the EU Annual Report. These Consolidated Statement of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.